Filed by Emerson Electric Co.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aspen Technology, Inc.

The following is an excerpted portion of the transcript of the audio recording that was posted on Emerson Electric Co.’s website on November 3, 2021:

Lastly, we defined two possible end states for the portfolio and the journey that we'll embark on and have embarked on of. One of the four markets is industrial software, a $60 billion segment that we identified growing at 9%. The AspenTech transaction is an exciting step for Emerson and a very important transformational step for this corporation. AspenTech is one of the best-run industrial software companies in the space with highly differentiated technology and a phenomenal leadership team led by Antonio Pietri, for whom I have the greatest personal admiration.

The AspenTech company will be a highly diversified business with transmission and distribution as its largest served market, and it's uniquely positioned to enable our energy customers to transition to a lower carbon future. I'm optimistic of the synergy opportunities that exist and believe the new AspenTech, which will be 55% owned by Emerson shareholders, will be a differentiated platform for future industrial software M&A. I'm very excited about this as I hope you can tell.

We expect to close the transaction in the second quarter of 2022 following the completion and approval of the customary regulatory items.

Lal, that's helpful. Then obviously, one of the main concerns that we've heard from investors post the announcement of your deal is that Emerson, instead of diversifying, actually doubled down on oil and gas, so I'm sure you anticipated that concern. So maybe you could address it head-on, Lal. Ultimately, I know you think industrial software is a different market. You just said that in your prepared remarks. But is the view that you believe AspenTech gives you the best chance of hitting or exceeding the long-term guides you gave us earlier in the year?

I do. I obviously think that the solutions that AspenTech brings to the table are incredibly broad in terms of particularly the sustainability journey. And what we're seeing is that the importance of the software, particularly in terms of design and optimization of assets, will be incredibly relevant as these customers embark on the new projects. And so I regard the energy position as important, but I regard it more importantly from the transition and the share of wallet spend that would be undertaken in the energy segment.

Having said that, the platform for investment and diversification, which has been a core component of the Aspen Board for a long time, will continue to be important here as we go forward. And the opportunity, whether it's for M&A and for growth in TD, and other segments is a core part of this synergy value.

Thank you for that. That's helpful. I wanted to pivot to OSI. Can you refresh us on what the top line contribution was in 2021? What your plan is for 2022? And I think it's likely going to be fair to say you've realized some revenue synergies since acquiring the asset. And any anecdotes you could share on how you were able to drive those in such a short timeframe would be helpful. Thanks.

Yeah, so phenomenal first year for the company. Approximately $190 million in revenue in 2021, growing to approximately $220 million in 2022, well ahead of synergy board plans. Great execution globally. We won our first transmission distribution project in Europe with a very large customer in the Netherlands and Northern Germany. We won our first transmission distribution project in Australia in Tasmania, again, planting critical flags. And we're significantly engaged with the large power producers and transmission companies in the United States. So realizing the synergies and great growth and profitability, so feel really good about the acquisition. And as it goes into AspenTech, it goes with lots of momentum into the business.

Got it. And then for Lal, on the expectation focusing M&A on industrial software. Since it is a new structure for us with Aspen Technology, when you say an industrial acquisition, is that an Emerson driven? Is it Aspen? Would it be folded into Aspen? Does Aspen have-are they part of the review process and so forth? Thank you.

Yeah. Sure, Deane. No. Industrial software M&A will occur at AspenTech. And, Deane, it will occur at AspenTech. Having said that, industrial software is only one of the three large market segments, Deane, that we'll be acquisitive in, and you'll see those as we play those out. Obviously, they'll become public knowledge.

But no. We've got a great platform there to transact M&A in software with what I believe will be a market multiple that will enable the economics to work from a transaction perspective and from a value creation perspective.

Good morning. Just back to the portfolio review, the comment about two end states. I would suppose that means you do kind of the addition and subtraction you're talking about and then continue to march as Emerson is option one. And option two is you do that and then perhaps separate. If there's more that you can share on your thought process there, what might be kind of the triggering mechanisms of one over the other, that would certainly be interesting.

Yeah. No. I think we're going to play this out as I mentioned earlier over time, and I think I used the expression when we were in New York for the AspenTech transaction announcement that this is a marathon that we're going to be very deliberate and thoughtful as we go through this. We're going to be keenly aware of the value proposition to the shareholders and impacts to free cash flow and impacts to value creation as we go through the journey.

The end game of course is to create a portfolio that's more connected, a portfolio that has an underlying sales potential that is higher and consequently can deliver through cycles double-digit EPS. That's the objective here, and for that, we need to expose the portfolio to more of those markets. And between the strong balance sheet of the company, the strong balance sheet that AspenTech will have as well and the divestiture work on this side, I think we get there over a number of years.

But there were meaningful conversations with our Board. There were great debates. Obviously, this was a body of work over a number of months, almost four months, that our partners did alongside management. And but we have pathways now and optionality, which is why we have two potential end states here.

Additional Information and Where to Find It

In connection with the proposed transaction between Emerson Electric Co. (“Emerson”) and Aspen Technology, Inc. (“AspenTech”), a subsidiary of Emerson, Emersub CX, Inc. (“new AspenTech”), will prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a combined proxy statement/prospectus of new AspenTech and AspenTech (the “Combined Proxy Statement/Prospectus”). AspenTech and new AspenTech will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and AspenTech will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents AspenTech and/or new AspenTech may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS, SECURITY HOLDERS OF EMERSON AND SECURITY HOLDERS OF ASPENTECH ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED BY ASPENTECH OR NEW ASPENTECH WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by AspenTech and/or new AspenTech without charge through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Emerson or AspenTech:

Emerson	AspenTech
8000 West Florissant Avenue, P.O. Box 4100	20 Crosby Drive
St. Louis, MO 63136	Bedford, MA 01730
Media Relations: EmersonPR@fleishman.com www.emerson.com/en-us/investors Investor Relations: Colleen Mettler, Vice President, Investor Relations (314) 553-1705 investor.relations@emerson.com	Media Relations: Andrew Cole / Chris Kittredge / Frances Jeter Sard Verbinnen & Co. AspenTech-SVC@sardverb.com http://ir.aspentech.com/ Investor Relations: Brian Denyeau ICR Brian.Denyeau@icrinc.com

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Emerson, AspenTech, new AspenTech and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the transaction, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Emerson is contained in Emerson’s proxy statement for its 2021 annual meeting of stockholders, filed with the SEC on December 11, 2020, its Annual Report on Form 10-K for the year ended September 30, 2020, which was filed with the SEC on November 16, 2020 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of AspenTech is contained in AspenTech’s proxy statement for its 2021 annual meeting of stockholders, filed with the SEC on December 9, 2020, its Annual Report on Form 10-K for the year ended June 30, 2021, which was filed with the SEC on August 18, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of new AspenTech following completion of the proposed transaction; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target” or other similar words or expressions or negatives of these words, but not all forward-looking statements include such identifying words.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others: (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of AspenTech may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by Emerson, AspenTech or new AspenTech, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of new AspenTech following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the industrial software business of Emerson with the business of AspenTech; (6) the ability of new AspenTech to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of new AspenTech; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (13) the ability of Emerson, AspenTech and new AspenTech to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; (14) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (15) actions by third parties, including government agencies; (16) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (17) the risk that disruptions from the proposed transaction will harm Emerson’s and AspenTech’s business, including current plans and operations; (18) certain restrictions during the pendency of the acquisition that may impact Emerson’s or AspenTech’s ability to pursue certain business opportunities or strategic transactions; (19) Emerson’s, AspenTech’s and new AspenTech’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; and (20) other risk factors as detailed from time to time in Emerson’s and AspenTech’s reports filed with the SEC, including Emerson’s and AspenTech’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Combined Proxy Statement/Prospectus. While the list of factors presented here is, and the list of factors to be presented in the Combined Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

Any forward-looking statements speak only as of the date of this communication.  Neither Emerson, AspenTech nor new AspenTech undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.